Mail Stop 0306


April 15, 2005


Robin List
Chief Executive Officer
Remedent USA, Inc.
Xavier de Cocklaan 42
9831 Deurle, Belgium

Re:	Remedent USA, Inc.
	Amendment No. 1 to Schedule 14C - Preliminary Information
Statement
	Filed April 7, 2005
	File No. 001-15975

Dear Mr. List:

	We have the following comments on your revised filing. Please note that we have limited our review to the matters addressed in our comments. We anticipate at this time that no further review of your information statement will be made other than a review of your responses to these comments. Note that we may have further comments on these issues. All persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all required information has been included.

Why are we acquiring the remaining 78% of the shares of our subsidiary... - Page 14

1. Please disclose your reason for acquiring the remaining 78% interest at this time, especially since the option expired on June 30, 2003.

2. We note the disclosure in the paragraph that begins "Factors considered ... but were not limited to..." Please discuss all material factors and quantify the factors to the extent practical. For example, we note the following:
* Did the Board give any consideration to the issuance of
$7,715,703
in shares for 78% interest compared to that you sold the 78% interest to Messrs. De Vreese and List for $324,973 at the end of 2002?
* Did the Board consider the minority interest in Remedent NV on its balance sheet?
* Did the Board consider the issuance of shares of Remedent or Remedent NV since the December 31, 2002 transaction? Also, supplementally advise, with a view to disclosure, how Messrs. De Vreese and List maintained their percentage ownership in view of the issuances of shares since December 31, 2002?
* Quantify the consideration given to the discount of market liquidity to the extent applicable.

3. Please discuss the consideration you gave to efforts in pursuing other financial alternatives to the issuance of $7.7 million in stock after the option had expired on June 30, 2003.

4. Please disclose when you entered into the transaction to issue
3,695,340 shares in exchange for debt. Also, disclose the market price of your common stock when you issued the shares and identify who received the shares.

5. Please provide the disclosure required by Item 1015(b)(2) of Regulation M-A with respect to MDB Capital Group, LLC and Item
1015(b)(3) of Regulation M-A with respect to your selection of MDB Capital Group, LLC.

6. We note your disclosure that "MDB Capital Group concluded that the
Company`s 22% interest in Remedent N.V. was the Company`s only asset," however, we also see in Exhibit B that MDB Capital Group attributed a value of $500,000 to your being a public company but that MDB Capital Group offset this value against your current liabilities of approximately $500,000. Please expand your disclosure to address this aspect of MDB Capital Group`s valuation. Also, supplementally advise, with a view to disclosure, how MDB Capital Group determined the reference to $500,000 in liabilities.

7. Please supplementally advise as to your basis for determining that
Mr. Ross is disinterested director.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You should file a revised preliminary information statement. Please clearly and precisely mark the changes to the preliminary information statement effected by the revision, as required by Rule
14c-5(e) and Rule 310 of Regulation S-T. We may have further comments upon receipt of such revision; therefore, please allow adequate time after the filing of the revised proxy statement for further staff review.

      You should furnish a response letter with the revised information statement keying your responses to this comment letter.
You should transmit the letter via EDGAR under the label
"CORRESP."
In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

      Please direct any questions to Tim Buchmiller at (202) 824-
5354
or to me at (202) 942-1927.

							Sincerely,



							Thomas A. Jones
							Senior Attorney


cc:  	Scott Bartell, Esq.
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Robin List
Remedent USA, Inc.
April 15, 2005
Page 3